EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 30, 2003

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	1,189
Add:
Fixed charges	18,906
Income taxes	440
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Total	20,535
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Fixed charges:
Interest on long-term debt	14,150
Other interest charges	872
Amortization of debt expense	351
Rental expense representative
of interest factor	3,533
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Total	18,906
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Ratio of earnings to fixed charges	1.086
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